John Mahon 202.729.7477	Writer’s E-mail Address john.mahon@srz.com

April 21, 2021

VIA EDGAR

Mr. DeCarlo McLaren

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      Voya Prime Rate Trust, File No. 811-05410

Dear Mr. McLaren:

On behalf of Voya Prime Rate Trust (the “Fund”), attached are responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on April 16, 2021 with respect to the Fund’s Preliminary Proxy Statement filed with the Commission on Schedule 14A on April 6, 2021 (the “Proxy Materials”). For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Fund’s response. Where proposed revisions are referenced in the Fund’s responses, such revisions have been reflected in the definitive proxy statement filed concurrently herewith.

1.             Comment: In the second paragraph of the letter to shareholders included in the Proxy Materials, please explain the circumstances under which the adviser and sub-adviser have resigned.

Response: The Fund has revised the above-referenced letter to shareholders in response to the Staff’s comment, and has made conforming edits as appropriate in the remainder of the Proxy Materials.

2.             Comment: In the second paragraph of the letter to shareholders included in the Proxy Materials, please revise your disclosure to note that the fees payable under the new management agreement would be higher in the absence of the proposed expense limitation agreement.

Response: The Fund has revised the disclosure set forth in the above-referenced letter to shareholders in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that the proposed expense limitation agreement is expected to limit the aggregate amount of expenses that would otherwise be borne by the Fund pursuant to the new management agreement. As a result, the expense limitation agreement does not expressly alter the fees that would be payable under the new management agreement, though a portion may be waived under the expense limitation agreement in order to offset expenses incurred by the Fund.

3.             Comment: We note the reference in the letter to shareholders included in the Proxy Materials to the possibility that the Adviser Transition (as defined in the Proxy Materials) may occur earlier than anticipated. Please revise your disclosure to note how much earlier and under what circumstances the Adviser Transition may occur.

Response: The Fund has revised the disclosure set forth in the above-referenced letter to shareholders in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that it now anticipates implementing the Adviser Transition as of the date of the shareholders meeting, assuming the new management agreement is approved.

4.             Comment: We note the reference in the letter to shareholders included in the Proxy Materials to the fact that the Fund has cash holdings of in excess of $76.3 Million, representing approximately 12.7% of the portfolio, and may hold up to 30% of the Fund’s portfolio in cash and cash equivalents prior to consummation of the Adviser Transition. Please advise us on a supplement basis whether such large holdings of cash is permissible under the Fund’s investment strategy.

Response: The Fund advises the Staff on a supplemental basis that the present and expected holdings of cash and cash equivalents prior to consummation of the Adviser Transition are not in violation of any of the Fund’s fundamental investment policies or restrictions, and are not prohibited by the Fund’s present investment strategy.

5.             Comment: Please add a period at the end of the last sentence of Question 4 under the heading “General Information About the Special Meeting and Voting.”

Response: The Fund has revised the above-referenced language in response to the Staff’s comment.

6.             Comment: In Question 7 under the heading “General Information About the Special Meeting and Voting”, please add disclosure similar to that requested in Comment No. 3 above.

Response: The Fund has revised the above-referenced section of the Proxy Materials in response to the Staff’s comment.

7.             Comment: In Question 9 under the heading “General Information About the Special Meeting and Voting”, please revised the disclosure to reference “the new ticker symbol” rather than just “the symbol”.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

8.             Comment: Under the sub-heading entitled “Vote Required – Additional Solicitation”, please add the word “of” before “the New Management Agreement.” In addition, please provide disclosure regarding how votes will be counted in connection with any voting to adjourn the meeting, explain the mechanics of such vote to adjourn and under what authority such a vote would be taken.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that it has included a specific line item in its proxy for shareholders to indicate their vote with respect to any proposed adjournment of the meeting, rather than relying on the general authority granted by delivery of a proxy by a shareholder entitled to vote at the meeting. As a result, shareholders may elect to withhold authority for voting in favor of any adjournment to solicit additional votes.

9.             Comment: We note that under “Background” section included in Proposal 1, the existing expense limitation agreement appears to include a recoupment feature. Please confirm that the right to recoupment under the existing expense limitation agreement will not survive termination of the current investment management agreement, or explain why such recoupment would be permissible after termination of the current investment management agreement.

Response: The Fund confirms that the recoupment feature included in the current expense limitation agreement only applies while the Fund’s existing investment managers agreement remains in place. Once the Fund’s current investment management agreement terminates, the existing expense limitation agreement (including the recoupment feature) will similarly terminate.

10.            Comment: Under the “Summary of the Terms of the Existing Management Agreement and New Management Agreement” section in Proposal 1, please strike the language following the comma in the last sentence of the first paragraph.

Response: The Fund has revised the above-referenced language in response to the Staff’s comment.

11.            Comment: Under the “Board Considerations— Management Fees” section in Proposal 1, please revise the disclosure to conform to your response to Comment No. 9 above.

Response: The Fund has revised the disclosure in the above-referenced section in response to the Staff’s comment.

12.            Comment: Under the “Board Considerations—Performance” section in Proposal 1, please revise your disclosure to explain what “higher Sharpe ratio” references.

Response: The Fund has revised the disclosure in the above-referenced section to explain what “higher Sharpe ratio” references.

13.            Comment: Under the “Board Considerations—Conclusion” section in Proposal 1, please disclose whether the Board considered any factors that weighed against approval of the new management agreement.

Response: The Fund has revised the disclosure in the above-referenced section in response to the Staff’s comment.

14.            Comment: For each of the proposals seeking changes to the Fund’s current fundamental investment restrictions, please provide a side-by-side comparison of the old and new language.

Response: The Fund has revised the disclosure in the above-referenced section in response to the Staff’s comment.

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If you have any questions regarding the foregoing responses, please feel free to call me at (202) 729-7477.

Very truly yours,

/s/ John J. Mahon
John J. Mahon